Filed Pursuant to Rule 433

Registration No. 333-216111

Republic Services, Inc.

Pricing Term Sheet

July 29, 2019

2.500% Notes due 2024

Issuer:	Republic Services, Inc.

Ratings (Moody’s / S&P / Fitch)*:	Baa2 (stable) / BBB+ (stable) / BBB (stable)

Trade Date:	July 29, 2019

Settlement Date:	August 7, 2019 (T+7)

Principal Amount:	$900,000,000

Maturity Date:	August 15, 2024

Benchmark Treasury:	UST 1.750% due July 31, 2024

Benchmark Treasury Price and Yield:	99-19 1⁄4 and 1.834%

Spread to Benchmark Treasury:	T + 70 basis points

Yield to Maturity:	2.534%

Price to Public:	99.840% of the principal amount

Coupon (Interest Rate):	2.500%

Interest Payment Dates:	August 15 and February 15, beginning February 15, 2020

Underwriting Discount:	0.600%

Make-Whole Call:	Prior to July 15, 2024 (one month before the maturity date), T + 12.5 basis points

Par Call:	On or after July 15, 2024 (one month before the maturity date)

CUSIP/ISIN:	760759 AU4 / US760759AU48

Joint Book-Running Managers:

J.P. Morgan Securities LLC

BofA Securities, Inc.

Barclays Capital Inc.

MUFG Securities Americas Inc.

Mizuho Securities USA LLC

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

SunTrust Robinson Humphrey, Inc.

Co-Managers:	BNP Paribas Securities Corp. PNC Capital Markets LLC SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer expects to deliver the notes against payment for them on or about August 7, 2019, which will be the 7th business day following the date of the pricing of the notes. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally must settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes initially will settle in T+7 business days, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, BofA Securities, Inc. at (800) 294-1322, Barclays Capital Inc. at (888) 603-5847 or MUFG Securities Americas Inc. (877) 649-6848.

This pricing term sheet supplements the preliminary prospectus supplement issued by Republic Services, Inc. on July 29, 2019 relating to its Prospectus dated February 16, 2017.